UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 20, 2017

Mast Therapeutics, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-32157	84-1318182
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3611 Valley Centre Drive, Suite 500, San Diego, CA		92130
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (858) 552-0866

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

As previously announced, on January 6, 2017, Mast Therapeutics, Inc. (“Mast” or the “Company”), Victoria Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Mast (“Merger Sub”), and Savara Inc., a privately-held Delaware corporation focused on the development and commercialization of novel therapies for the treatment serious or life-threatening rare respiratory diseases (“Savara”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to approval of the stockholders of Mast and Savara and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Merger Sub will merge with and into Savara, with Savara becoming a wholly-owned subsidiary of the Company (the “Merger”).

On April 21, 2017, the Company issued a press release announcing that the special meeting of stockholders of Mast held on April 21, 2017 at 9:00 a.m. Pacific Time to vote upon the Merger and related proposals as set forth in the Company’s proxy statement/prospectus/information statement dated March 15, 2017 (the “Special Meeting”) was convened and adjourned, without any business being conducted other than the adjournment, due to the absence of a quorum of the Company’s stockholders as of March 13, 2017 (the “Record Date”).  At the Special Meeting, Brian M. Culley, Mast’s Chief Executive Officer and Chair of the Special Meeting, announced that the Special Meeting would reconvene on Thursday, April 27, 2017 at 9:00 a.m., local time, at the same location, 3611 Valley Centre Drive, Suite 500, San Diego, California 92130.  There was no change to the Record Date.

Item 8.01 Other Events.

On April 20, 2017, the Company retained Alliance Advisors, LLC to provide additional assistance in soliciting proxies from Mast stockholders for the Special Meeting by telephone or other means described in the Company’s proxy statement/prospectus/information statement for the Special Meeting.

A copy of the press release reference in Item 5.07 hereof is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Additional Information about the Merger and Where to Find It

In connection with the Merger, the Company has filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that contains a proxy statement, prospectus and information statement. The registration statement was declared effective by the SEC on March 15, 2017. The proxy statement/prospectus/information statement, other relevant materials, and any other documents filed by the Company with the SEC may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Mast Therapeutics, Inc., 3611 Valley Centre Drive, Suite 500, San Diego, CA 92130, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and its directors and executive officers and Savara and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of the Company is also included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 6, 2017. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Company, Attn: Investor Relations, at the address described above.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mast Therapeutics, Inc.

Date: April 21, 2017	By:	/s/ Brandi L. Roberts
Brandi L. Roberts
Chief Financial Officer and Senior Vice President

Exhibit Index

Exhibit Number	Description
99.1	Press release, dated April 21, 2017